SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

American Medical Systems Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.25% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2036

(Title of Class of Securities)

02744M AA 6

(CUSIP Number of Class of Securities)

Anthony P. Bihl, III

President and Chief Executive Officer

American Medical Systems Holdings, Inc.

10700 Bren Road West

Minnetonka, Minnesota 55343

(952) 930-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Charles K. Ruck Latham & Watkins LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626 Telephone: (714) 540-1235	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$250,000,000	$13,950

*	Estimated solely for the purpose of determining the amount of the filing fee, based on the acquisition of a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 3.25% Convertible Senior Subordinated Notes due 2036 in exchange for a maximum of $250,000,000 aggregate principal amount of American Medical Systems Holdings, Inc.’s 3.75% Convertible Senior Subordinated Notes due 2041 that may be issued in the exchange offer.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, by multiplying .0000558 by the aggregate transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,950

Form or Registration No.: Form S-4

Filing Party: AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

Date Filed: August 14, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Schedule TO

This Tender Offer Statement on Schedule TO relates to an offer by American Medical Systems Holdings, Inc., a Delaware corporation (the “Company”). Upon the terms and subject to the conditions set forth in the prospectus (the “Prospectus”), which forms a part of the registration statement filed on the date hereof with the Securities and Exchange Commission on Form S-4 (the “Registration Statement”) and the related Letter of Transmittal, which are filed as exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, the Company is offering to exchange $1,000 principal amount of its newly issued 3.75% Convertible Senior Subordinated Notes due 2041 (the “2041 Notes”) for each $1,000 principal amount of the Company’s 3.25% Convertible Senior Subordinated Notes due 2036 (the “2036 Notes”), provided that the maximum aggregate principal amount of 2036 Notes that the Company will accept is $250,000,000. In the event that more that $250,000,000 aggregate principal amount of 2036 Notes is validly tendered and not validly withdrawn, such notes will be subject to proration as described in the Prospectus under “The Exchange Offer—Maximum exchange amount; proration.”

The Exchange Offer is subject to the conditions discussed in the Prospectus under “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, the condition that the Registration Statement has been declared effective and that the Registration Statement not be subject to a stop order or any proceedings for that purpose and the condition that a minimum aggregate principal amount of 2036 Notes shall have been tendered such that at least $100,000,000 aggregate principal amount of 2036 Notes will be acquired in the Exchange Offer. The Exchange Offer will expire at midnight, New York City time, on September 11, 2009 (which is the end of the day on September 11, 2009), unless extended or earlier terminated by the Company (such date, as the same may be extended or earlier terminated, the “Expiration Date”).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, as more particularly set forth below, except those items as to which information is specifically provided herein.

Item 1. Summary term sheet.

The information set forth in the Prospectus under the headings “Questions and answers about the Exchange Offer” and “Summary—The Exchange Offer” is incorporated herein by reference.

Item 2. Subject company information.

(a) Name and address.

The name of the subject company is American Medical Systems Holdings, Inc. The address of the Company’s principal executive offices is 10700 Bren Road West, Minnetonka, Minnesota 55343. The Company’s telephone number is (952) 930-6000.

(b) Securities.

The subject classes of securities are the Company’s 3.25% Convertible Senior Subordinated Notes due 2036. As of the date hereof, approximately $312 million aggregate principal amount of the 2036 Notes were outstanding.

(c) Trading market and price.

The 2036 Notes are not listed for trading on any national securities exchange. To the knowledge of the Company, there is no established trading market for the 2036 Notes.

Item 3. Identity and background of filing person.

(a) Name and address.

American Medical Systems Holdings, Inc. is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company (there are no controlling persons):

Name	Position

Anthony P. Bihl, III	Director, President and Chief Executive Officer (Principal Executive Officer)

Mark A. Heggestad	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Whitney D. Erickson	Vice President, General Manager Men’s Health

Maximillian Fiore	Senior Vice President and Chief Technology Officer

Francois X. Georgelin	Vice President, General Manager Europe Middle East Africa Region

Lawrence W. Getlin, J.D., RAC	Senior Vice President, Corporate Compliance, Quality and Legal

Joe W. Martin	Senior Vice President and General Manager, BPH Therapy

John F. Nealon	Senior Vice President, General Manager Women’s Health

Thomas K. Rasmussen	Vice President Minnetonka Operations & Supply Chain

Randall Ross	Senior Vice President, Human Resources

Michael E. Ryan	Vice President, General Manager Asia Pacific/Latin America Region

Richard B. Emmitt	Director

Albert Jay Graf	Director

Jane E. Kiernan	Director

Robert McLellan, M.D.	Director

Christopher H. Porter, Ph. D.	Director

D. Verne Sharma	Director

Thomas E. Timbie	Director

The address and telephone number of each director and executive officer is: c/o American Medical Systems Holdings, Inc., 10700 Bren Road West, Minnetonka, Minnesota 55343, (952) 930-6000.

Item 4. Terms of the transaction.

(a) Material terms.

The information set forth in the Prospectus under the headings “Questions and answers about the Exchange Offer,” “Summary—The Exchange Offer,” “Summary of material differences between the 2041 Notes and the 2036 Notes,” “The Exchange Offer,” “Description of the 2041 Notes” and “United States federal income tax consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Prospectus under the heading “Interests of directors and executive officers” is incorporated herein by reference.

Item 5. Past contacts, transactions, negotiations and agreements.

(a) Agreements involving the subject company’s securities.

The information set forth in the Prospectus under the headings “The Exchange Offer,” “Description of other indebtedness,” “Description of the 2041 Notes,” “Description of capital stock,” “The Dealer Managers,” “The exchange agent,” “The information agent” and “Interests of directors and executive officers” is incorporated herein by reference. The 2036 Notes are governed by an indenture, dated as of June 27, 2006, by and among the Company, the Notes Guarantors (as defined therein) and U.S. Bank National Association, as Trustee, which is filed as exhibit (d)(i) hereto. The 2041 Notes will be governed by an indenture by and among the Company, American Medical Systems, Inc., AMS Sales Corporation, AMS Research Corporation, Laserscope and U.S. Bank National Association, as Trustee, a form of which has been filed as an exhibit to the Registration Statement and is filed as exhibit (d)(ii) hereto.

Item 6. Purposes of the transaction and plans or proposals.

(a) Purposes.

The information set forth in the Prospectus under the headings “Questions and answers about the Exchange Offer—Why are you making the Exchange Offer?,” “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b) Use of securities acquired.

The 2036 Notes accepted for exchange by the Company pursuant to the Exchange Offer will be cancelled and retired.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Prospectus under the heading “Capitalization” is incorporated herein by reference.

(4) The information set forth in the Company’s Current Report on Form 8-K dated February 12, 2009 and February 17, 2009 are incorporated herein by reference.

(5) None.

(6) None.

(7) None.

(8) None.

(9) None.

(10) None.

Item 7. Source and amount of funds or other consideration.

(a) Source of funds.

The information set forth in the Prospectus under the headings “Questions and answers about the Exchange Offer—What will I receive in the Exchange Offer if my 2036 Notes are accepted for exchange?,” “Questions and answers about the Exchange Offer—What aggregate principal amount of 2036 Notes is being sought in the Exchange Offer?,” “Summary—The Exchange Offer—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Maximum exchange amount; proration” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Prospectus under the headings “Questions and answers about the Exchange Offer—What are the conditions to the Exchange Offer?,” “Summary—The Exchange Offer—Conditions to the Exchange Offer,” and “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(c) Borrowed funds.

Not applicable.

Item 8. Interest in the securities of the subject company.

(a) Securities ownership.

The information set forth in the Prospectus under the heading “Interests of directors and executive officers” is incorporated by reference herein. In addition, the Company does not own any of the 2036 Notes.

(b) Securities transactions.

The information set forth in the Prospectus under the heading “Interests of directors and executive officers” is incorporated by reference herein.

Item 9. Persons/assets, retained, employed, compensated or used.

(a) Solicitations or recommendations.

The information set forth in the Prospectus under the headings “The Exchange Offer—Fees and expenses,” “The Dealer Managers,” “The exchange agent” and “The information agent” is incorporated herein by reference. None of the Company, the dealer managers, the exchange agent, the information agent or any other person is making any recommendation as to whether holders of 2036 Notes should tender such 2036 Notes for exchange in the Exchange Offer.

Item 10. Financial statements.

(a) Financial information.

The ratios of earnings to fixed charges and book value per common share included in the Prospectus under the heading “Selected historical financial data” are incorporated herein by reference. In addition, the financial statements and other information set forth (i) in Part 1, Item 1 of the Company’s Current Report on Form 8-K filed August 4, 2009 (Item 8.01 and Item 9.01) and (ii) in Part I, Item I of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro forma information.

Not applicable.

Item 11. Additional information.

(a) Agreements, regulatory requirements and legal proceedings.

The information set forth in the Prospectus under the headings “Summary—The Exchange Offer—Required approvals,” “The Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Compliance with ‘short tendering’ rule,” “The Exchange Offer—Compliance with securities laws,” and “Interests of directors and executive officers” is incorporated herein by reference.

(b) Other material information.

Not applicable.

Item 12. Exhibits.

(a	)(1)(i)	Prospectus, dated August 14, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(v)	Press Release, dated August 14, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated August 14, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a	)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.

(a	)(4)(ii)	Exhibit (a)(1)(v) is incorporated herein by reference.

(b	)	None.

(d	)(i)	Indenture relating to 3.25% Convertible Senior Subordinated Notes due 2036, dated as of June 27, 2006, by and among the Company, the Notes Guarantors (as defined therein) and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 28, 2006).

(d	)(ii)	Form of Indenture by and among the Company, American Medical Systems, Inc., AMS Sales Corporation, AMS Research Corporation, Laserscope and U.S. Bank National Association, as Trustee, governing the 3.75% Convertible Senior Subordinated Notes due 2041 (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(g	)	None.

(h	)	Tax opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

Item 13. Information required by Schedule 13E-3.

(a) Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.

By:	/s/ ANTHONY P. BIHL, III
Name:	Anthony P. Bihl, III
Title:	President and Chief Executive Officer

Date: August 14, 2009

Exhibit Index

(a	)(1)(i)	Prospectus, dated August 14, 2009 (incorporated herein by reference to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(ii)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(iv)	Form of Notice of Withdrawal (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(a	)(1)(v)	Press Release, dated August 14, 2009 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated August 14, 2009, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(a	)(4)(i)	Exhibit (a)(1)(i) is incorporated herein by reference.

(a	)(4)(ii)	Exhibit (a)(1)(v) is incorporated herein by reference.

(b	)	None.

(d	)(i)	Indenture relating to 3.25% Convertible Senior Subordinated Notes due 2036, dated as of June 27, 2006, by and among the Company, the Notes Guarantors (as defined therein) and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 28, 2006).

(d	)(ii)	Form of Indenture by and among the Company, American Medical Systems, Inc., AMS Sales Corporation, AMS Research Corporation, Laserscope and U.S. Bank National Association, as Trustee, governing 3.75% Convertible Senior Subordinated Notes due 2041 (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).

(g	)	None.

(h	)	Tax opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on August 14, 2009).